Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 14, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Contents
1	Group Financial Highlights
2	Report from your Chairman
7	Report from your Chief Executive
11	Operating and Financial Review
20	Corporate Social Responsibility
22	Your Board of Directors
24	The Group Executive Committee
24	Independent Auditors’ Statement to the
Members of Vodafone Group Plc
25	Summary Directors’ Report
27	Summary of the Board’s Report to
Shareholders on Directors’ Remuneration
32	Summary Consolidated Profit & Loss Account
32	Summary Consolidated Statement of
Total Recognised Gains and Losses
33	Summary Consolidated Balance Sheet
34	Summary Consolidated Cash Flow
35	Notes to the Summary Financial Statement
37	Five Year Summary
38	Summary of Mobile Telecommunications
Customer Information
40	Shareholder Information
42	Use of Non-GAAP Financial Information
43	Forward Looking Statements

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Group Financial Highlights

Statutory
				Year ended		Year ended
				31 March 2004		31 March 2003		Change
				£m		£m		%

Group turnover				33,559		30,375		10

Total Group operating profit, before goodwill
amortisation and exceptional items				10,749		9,181		17

Profit on ordinary activities before taxation, goodwill
amortisation and exceptional items				10,035		8,429		19
Goodwill amortisation				(15,207)		(14,056)		8
Exceptional operating items				228		(576)		–
Exceptional non-operating items				(103)		(5)		–

Loss on ordinary activities before taxation				(5,047)		(6,208)		(19)

Loss for the financial year				(9,015)		(9,819)		(8)

Proportionate
		Turnover		EBITDA before exceptional items

	Year ended	Year ended		Year ended		Year ended
	31 March 2004	31 March 2003	Change	31 March 2004		31 March 2003		Change
	£m	£m	%	£m		£m		%

Mobile telecommunications	37,969	31,853	19	14,826		12,235		21
Other operations	1,477	2,073	(29)	288		444		(35)

	39,446	33,926	16	15,114		12,679		19

Proportionate information is calculated as described on page 37.

Cash flow information
				Year ended		Year ended
				31 March 2004		31 March 2003		Change
				£m		£m		%

Net cash inflow from operating activities				12,317		11,142		11

Free cash flow				8,521		5,171		65

Net debt at 31 March				(8,488)		(13,839)		(39)

Per share information
				Year ended		Year ended		Change
				31 March 2004		31 March 2003%

Earnings/(loss) per share
– before goodwill amortisation and exceptional items				9.10	p	6.81	p	34
– after goodwill amortisation and exceptional items				(13.24	)p	(14.41	)p	(8)

Dividends per share				2.0315	p	1.6929	p	20

The Summary Financial Statement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, (“UK GAAP”), but are not themselves UK GAAP measures. They should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be read in conjunction with the equivalent UK GAAP measure. Further disclosures are also provided under “Use of Non-GAAP Financial Information” on page 42.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004 2

Report from your Chairman

It is my privilege to report, once again, another highly successful year for your company, with an excellent overall operating performance generating further substantial growth in profits and cash flows.

Lord MacLaurin of Knebworth, DL Chairman

Your company’s total venture mobile customer base has increased to over 340 million people. This is a wonderful achievement for a company that is only 20 years old and provides us with a really strong platform as we transition into the next phase of our development. It is only with the dedication and commitment of all members of staff throughout the world that we have achieved such excellent results to date and on behalf of the Board I thank them all.

For us, the year saw a rapid uptake of Vodafone live!™ across our footprint, following its successful launch last year, with nearly 7 million controlled customers now enjoying the richer mobile telecommunications the service delivers. We also started to introduce 3G to our customers. In February, we launched the Vodafone Mobile Connect 3G/GPRS datacard, which provides fast, secure access to corporate networks from lap top computers, across seven European countries and more recently we announced the launch of consumer services through Vodafone live!™ with 3G in Germany, Portugal, Italy and Spain. I believe that this technological evolution offers us significant growth opportunities and Vodafone is very well positioned to take advantage of these opportunities due to its global footprint and its continued strong financial performance. Although the mobile telecommunications industry remains extremely competitive, with new entrants driving new technologies and many existing operators having recovered from the financial pressures they faced only a short time ago, your company remains the industry leader.

As our international business expands it is essential that, in order to deliver the best possible experience to our customers and to achieve brand preference, we provide similar levels of excellence in all of our markets. To this end we have created two new central functions, Group Marketing and Group Technology & Business Integration. Group Marketing, led by Peter Bamford, provides leadership and coordination across a range of marketing and commercial activities including brand, product development, content management, Partner Networks and global accounts. Group Technology & Business Integration, headed by Thomas Geitner, leads the implementation of a standardised architecture for business process, information technology and network systems, which will support the next generation of products and services and the critical role of introducing and operating 3G capacity.

During the year, we continued our policy of increasing our shareholdings in existing operations, moving to 100% in Vodafone Malta and over 99% in Vodafone Greece. In the UK, we acquired prominent service providers, Singlepoint (4U) Limited and Project Telecom Plc, increasing our direct access to our UK contract customer base to over 90%. We also disposed of interests in mobile businesses in India and Mexico, as well as our fixed line operations in Japan. In addition, we extended our Partner Networks to a total of 13 countries through new agreements with operators in Bahrain, Cyprus, Iceland, Lithuania, Luxembourg and Singapore. We expect to add further countries in the coming year.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc 3

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004 4

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc 5

Report from your Chairman continued

In February of this year, we entered into a high profile auction process for the acquisition of AT&T Wireless in the US. One of the many responsibilities that your Board has is its duty to shareholders to explore opportunities where it believes enhanced shareholder value may be achieved. Your Board considered that acquiring AT&T Wireless at the right price would have enhanced the Group’s position in the US and delivered, over time, better returns for shareholders.

In entering the auction process your Board determined a price ceiling which, had it been exceeded, would not have provided the returns we considered necessary to justify such an acquisition. In the event, our ceiling price was exceeded by Cingular Wireless and we retain our 45% investment in the leading mobile operator in the US, Verizon Wireless. Our relationship with Verizon Communications, our partner in Verizon Wireless, remains strong. They supported our participation in the auction and we look forward to continuing to work with them to further strengthen Verizon Wireless.

Corporate governance continues to be at the forefront of your Board’s considerations. During the year we have fully complied with the Combined Code relating to corporate governance, as set out in the Listing Rules of the London Stock Exchange. In addition, we also have to comply with US securities laws. The Sarbanes-Oxley Act of 2002 has introduced a number of changes to corporate governance requirements with which we have complied this year and with which we will comply as new requirements are introduced over the coming years. More details of the corporate governance work of your Board are provided later in this Annual Review & Summary Financial Statement.

On 1 September 2003, Luc Vandevelde joined the Board as a non-executive director. He brings with him many years of experience gained in retailing and consumer goods and his financial, management and marketing skills in international business will be of great value to the Board. I would also like to congratulate my colleague Alec Broers who was advised on 1 May 2004 that Her Majesty the Queen intends to make him a Life Peer for his contribution to engineering and higher education.

Vodafone is a vibrant company, dedicated to the creation of shareholder value. This value is achieved through the enhancement of products and services such as Vodafone live!™, the advance in technology – 3G – and the investment in assets where positive returns may be clearly identified. A progressive dividend policy and our share buy back programme are means by which value is returned to shareholders. In light of the excellent results and the confidence with which it views the future, the Board is recommending the payment of a final dividend per share of 1.0780 pence which, together with the interim dividend already paid, makes a total dividend for the year of 2.0315 pence, an increase of 20%. We will also seek your approval to extend the share buy back programme we announced in November, with £3 billion of purchases planned for next year, following the £1.1 billion purchased up to March 2004.

As a global business, we are mindful of our responsibilities to all stakeholders around the world and in particular that the delivery of our services should have as little impact on the environment as possible. As part of this endeavour, I would encourage shareholders to receive communications from us electronically. In doing so, documents are provided more quickly, communications are less costly and importantly it is more environmentally friendly.

As we transition to a new era in mobile telecommunications, I am confident that, through our focus on our strategic goals, we are well positioned to make further significant progress in the year ahead.

Lord MacLaurin of Knebworth, DL
Chairman

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004 6

Left to right:	Phil Williams, Group Human Resources Director; Arun Sarin, Chief Executive;
Melissa Stimpson, Group Investor Relations Director and Stephen Scott, Group General Counsel and Company Secretary

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Report from your Chief Executive

Mobile telecommunications is one of the most dynamic industries today. Its potential is vast.

Today wireless technology only reaches one fifth of the world's population. In fact, 2 billion people have never even made a phone call. I'm delighted by the prospect that their first call could very well be made on a mobile phone.

In the coming years, the increasing number of mobile customers will enjoy a very different range of services. With the arrival of 3G and other new technologies and the significant increase in voice capacity and data rates they provide, the opportunity for growth in this industry is tremendous. The wireless future holds even more ways for people to share memorable moments, anywhere, anytime.

During my first year with Vodafone I have visited every part of our organisation, met with customers, employees, business leaders, regulators and stakeholders. I have reviewed our strategies, studied our operational practices and taken stock of the business we are managing on behalf of our customers and our shareholders. I am inspired by what I see.

Across our business we have plans to capitalise on market trends by applying our understanding of customer needs and deploying systems and technology to deliver high quality, great value, wireless services.

Our position

This past year, Vodafone has delivered another set of solid financial results. We have had excellent customer growth, good revenue growth, continued margin improvement and generated outstanding free cash flow. As a result of this performance we propose to increase the dividend by 20% and expand the share purchase programme we introduced at the end of last year.

Today we operate across 26 markets, including 16 controlled operations. In addition, through our Partner Network programme, we have a further presence in 13 markets where we have a strong brand and service position without financial investment. More than 50,000 Vodafone employees now serve 133 million proportionate customers.

I believe that our company is in an unprecedented position to take full advantage of opportunities in the wireless world. All of us at Vodafone are working hard to grow revenue, navigate the forces that impact our business and lay claim to the benefits of our global scale and scope.

Opportunities for growth

At Vodafone we predict significant growth will come from: Telecommunications, Information Technology and Infotainment.

Voice remains at the heart of our business and there continues to be significant demand. Today, only about 20% of voice usage is mobile, so we can expect some portion of the remaining 80% to migrate to our networks. It is interesting to note that the growth of mobile has not significantly eroded the value of the fixed line industry. In effect, mobile has served to increase the value of the entire telecoms industry.

The second growth area is in Information Technology (IT) or what we think of as the productivity market. We plan to grow revenues by mobilising office tools and software applications. We have already begun by establishing a number of strategic partnerships with other industry players aimed at unleashing powerful 'made for mobile' applications over our 3G networks.

The third area where we see revenue growth potential is Infotainment – the combination of information and entertainment. We have already seen eagerness for these services through Vodafone live!™. Our customers can take and send pictures, browse branded infotainment, listen to audio files, watch video clips, play games and customise ringtones with their favourite songs, all from an integrated camera phone and an easy to use icon-driven menu.

Whilst we have made a strong start, the real opportunity to unearth more revenue comes with 3G, when capacity and speeds are far better than those we have today.

We can't predict all of the applications that customers will want in the coming years but we can anticipate their needs, build the infrastructure and platforms and collaborate with companies that understand how to grant the freedom to play games, watch television, conduct business and communicate anywhere and anytime.

Best of all, most of these activities are things people are already doing through different media today. Our success doesn't require a big behavioural change. We are simply mobilising those things that people are already accustomed to doing.

Forces on the business

As we move forward, we must successfully navigate four forces impacting on our business – customers, technology, competitors and regulation – addressing the inherent opportunities and challenges they bring.

Our customers today expect more from us. They want to pay less yet get greater value for their Pound, Dollar, Euro or Yen. They expect greater coverage and reliability.

Advances in technology hold the key to delighting our customers and we are fully committed to making 3G deliver on its promises. We are investing significantly every year in 3G and we are investing time and energy to encourage co-operation between vendors so that the mobile environment can operate to global standards –that way our customers get the best from our services wherever they go.

Another significant force impacting our business is competition. We face different competitors across our markets, but we have a tremendous advantage. Vodafone can draw from resources across all our markets and respond competitively in a way that does not impact the performance of the organisation as a whole.

Regulation is also part of our everyday life. Regulators understand that Vodafone is an important company in their respective countries. They are keenly aware of the economic and social impact we have on their citizens and communities. We hope that future decisions will continue to be made in the best interests of our customers and the health of this vital global industry.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Report from your Chief Executive continued

Our goals

At Vodafone, everything we do furthers our desire to create mobile connections for individuals, businesses and communities. Our Vision is to be the world's mobile communications leader and we're delighted by the prospects for the future of our industry.

Our commitment to this industry is underlined by our company values, which state that everything we do is driven by our passion for customers, our people, results and the world around us.

The success of our effort requires a commitment to deliver on our six strategic goals:

Provide superior shareholder returns

The continued strength in our financial performance enables us to increase returns to our shareholders on an ongoing basis. During the past year we have done this through increasing our dividends and our share purchase programme. In the next 12 months, we intend to expand this share purchase programme further, buying back shares worth £3 billion and returning, through our dividends and our share purchases, more than 50% of the cash we have generated.

By delivering on our goals and conducting rigorous economic and financial analyses before we make pricing, acquisition and scale decisions, we demonstrate the discipline to always act in the best interests of our shareholders.

Delight our customers

We have rededicated ourselves to delighting our customers because we believe this is the foundation for our continued success.

We recognise that every customer interaction provides another opportunity to win loyalty and that's why we continue to raise standards on the quality of customer care in our call centres and our stores and the quality of our networks.

Key to delighting our customers is our ability to deliver superior voice and data services according to differing customer needs. Vodafone live!™ with 3G has been introduced in four countries in Europe and several more countries will follow in the next few months. For our business customers, the launch of Vodafone Mobile Connect 3G/GPRS datacard in February has been very successful.

Throughout the past few years, Vodafone has done a terrific job of building brand awareness as we have moved towards a single global brand. Beyond brand awareness, we want people to understand that the Vodafone name represents great service, great value and great innovation. When our name becomes synonymous with these attributes we will achieve brand preference and expect to see our market share climb as a result.

Leverage global scale and scope

Another unique advantage for Vodafone is our expansive global footprint. Operating in 26 markets puts us in an enviable position to leverage our global scale and scope. We are using this advantage to deliver exceptional 3G-based services. When we introduce 3G handsets in large volumes later this year we will be well equipped to drive demand and attract even higher market share in the 3G world.

Another competitive advantage is our leadership position on cost and time to market. From network services to sales, and marketing to customer care and billing, we have many varied systems in use across the business. With strong co-operation between our various operating companies we can achieve further savings.

Expand market boundaries

Expanding our market boundaries is another priority for Vodafone. We continue to build productive strategic relationships in the mobile environment. In the productivity areas we are working with Microsoft and other IT companies. In the content areas, we have recently taken a big step forward in the music arena through our agreement with Sony Music.

In our changing industry, opportunities to expand geographically will continue to present themselves and, if they make sense both strategically and financially, we will give them serious consideration.

We have just reinforced our long-term commitment to Japan by making a further investment of up to £2.6 billion. Our transactions in Japan will simplify the structure, confirm our commitment to the Japanese marketplace and enable us to deliver on the changes needed to improve our position.

Build the best global Vodafone team

As the business expands and the environment around us evolves, it is crucial for us to develop, recruit and retain the people that will lead us into this new world. We are working hard to make sure our employees have the right skills and knowledge to anticipate our customers' needs. We are identifying new ways to share the best of what we do on a global basis. We continue to reap the benefits of a motivated team with a strong customer service culture, which will help earn a reputation for Vodafone that is second to none.

Be a responsible business

As a large, multinational company we inevitably raise expectations amongst all our stakeholders and hold ourselves up to public scrutiny. Being a responsible business is about the way we manage our impact on society, the environment and the economy. We are committed to the highest standards of business integrity and corporate governance.

Our businesses around the world are important to the infrastructure of the economies and societies we serve and we take our broader corporate responsibilities seriously. Through our actions we will continue to strive to earn the trust and confidence of all our stakeholders worldwide.

Six goals, one aim

These six goals are well within our reach. Now it comes down to execution. Country by country, we have assembled a team of the most capable leaders in the wireless industry. They are supported by outstanding people who come to work every day eager and prepared to delight our customers, win market share and produce great results.

We are in an enviable industry position to succeed by virtue of our scale and scope and our operating philosophy. We are passionate and excited about our future and we look forward to sharing our success with you in the years ahead.

Arun Sarin
Chief Executive

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Care centre team in Milan

Investment in staff training and state-of-the-art facilities has led to the creation of customer care centres of excellence to delight our customers.

Delight our
customers

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Left to right:	Devin Brougham, Director – Office of Group COO; Michael Pitt, Financial Director – Group Operations Julian Horn-Smith, Group Chief Operating Officer

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Operating and Financial Review

Operating results

We are pleased to set out further details of the Group’s operating performance in the 2004 financial year and our view of our prospects for the year ending 31 March 2005.

Group overview

	Year ended 31 March

	2004	2003
	£m	£m

Turnover	33,559	30,375
Direct costs (1)	(13,378)	(11,825)
Operating expenses (1)	(7,541)	(7,333)
Depreciation and amortisation (1) (2)	(4,549)	(4,141)
Share of profit in joint ventures and
associated undertakings (1)	2,658	2,105

Total Group operating profit (1)	10,749	9,181
Goodwill amortisation	(15,207)	(14,056)
Exceptional operating items	228	(576)

Total Group operating loss	(4,230)	(5,451)
Exceptional non-operating items	(103)	(5)
Net interest expense	(714)	(752)
Taxation	(3,154)	(2,956)

Loss on ordinary activities after taxation	(8,201)	(9,164)

Loss for the financial year	(9,015)	(9,819)

(1)	before goodwill amortisation and exceptional items
(2)	includes loss on disposal of tangible final assets

Turnover

Turnover increased 10% in the 2004 financial year, as analysed below:

	Mobile	Non-mobile	Group
	%	%	%

Impact of
– Organic growth	10	5	10
– Foreign exchange	4	9	4
– Acquisitions & disposals	1	(49)	(4)

Reported growth	15	(35)	10

The impact of acquisitions and disposals resulted mainly from the disposal of Japan Telecom. The foreign exchange impact primarily arose due to a stronger Euro.

Mobile telecommunications

	Year ended 31 March

	2004	2003	Change
	£m	£m	%

Service revenues:
– Voice	23,618	21,201	11
– Data	4,540	3,622	25

Subtotal	28,158	24,823	13
Equipment & other	3,557	2,719	31

Total mobile revenues	31,715	27,542	15

The principal component of the increase in turnover from mobile telecommunications arose from service revenue growth of 13%, driven primarily by growth in our controlled customer base, which increased by 9% over the prior year.

ARPU was up in Italy and the UK and down in Japan and Germany, compared with the year ended 31 March 2003.

Total outgoing voice usage in controlled mobile businesses increased by 11% over the year to 154.8 billion minutes for the year ended 31 March 2004, although the effect on ARPU was partially offset by tariff reductions and regulatory intervention. Lower termination rates, resulting from regulatory changes, have reduced service revenue by an estimated £0.3 billion in the year.

Another key driver of the growth in service revenue was the continued success of the Group’s data product and service offerings. Revenues from data services increased 25% to £4,540 million for the year ended 31 March 2004 and represented 16.1% of service revenues in our controlled mobile subsidiaries for the twelve months ended 31 March 2004, compared with 14.6% for the 2003 financial year. SMS revenues continue to represent the largest component of both the level of and growth in data revenues. Non-messaging data revenues increased to 4.2% of service revenues from 3.6% in the prior financial year as a result of the increased focus on providing value-added services, particularly through Vodafone live!™, our business offerings and the increased penetration of data services into our customer base.

Mobile equipment and other turnover increased 31% to £3,557 million, due to revenues from non-Vodafone customers acquired as a result of the acquisition of service providers in the UK and increased acquisition and retention activity. Excluding these revenues, mobile equipment and other turnover increased slightly as a result of higher gross connections and upgrades.

Non-mobile businesses

Turnover from other operations decreased by 35% to £1,844 million in the year, principally as a result of the deconsolidation of Japan Telecom from 1 October 2003 and the disposal of the Telematiks business by Arcor in the previous year.

Operating loss

After goodwill amortisation and exceptional items, we reported a total operating loss of £4,230 million, compared with a loss of £5,451 million for the previous year.

The £1,221 million reduction in the total operating loss arose as a result of a £228 million credit in respect of exceptional operating items in the year ended 31 March 2004, compared with an expense of £576 million in the prior year and a £1,568 million increase in operating profit before goodwill amortisation and exceptional items, partially offset by a £1,151 million increase in the goodwill amortisation charge.

The charges for goodwill amortisation, which do not affect our cash flows or our ability to pay dividends, increased by 8% to £15,207 million, principally as a result of the impact of foreign exchange movements.

Expenses

	Year ended 31 March
	2004	2003
	% of turnover	% of turnover

Direct costs	39.9	38.9
Operating expenses	22.5	24.1
Depreciation & amortisation	13.6	13.6

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Operating and Financial Review continued

The increase in direct costs as a percentage of turnover is principally due to an increase in the proportion of acquisition and retention costs, primarily following the acquisition of a number of service providers in the UK. Acquisition and retention costs net of equipment revenues as a percentage of service revenues, for our controlled mobile businesses, increased to 12.6%, compared with 12.3% for the comparable period. This was partially offset by the disposal of Japan Telecom. The principal reason for the improvement in operating expenses as a percentage of turnover was the maintenance of network operating costs at a similar level to the previous financial year, despite the growth in customer numbers and usage. Operating expenses as a proportion of turnover also benefited from the disposal of Japan Telecom.

Depreciation and amortisation charges, excluding goodwill amortisation, increased by 10% to £4,549 million from £4,141 million in the comparable period. The launch of 3G services in a number of countries resulted in approximately £0.3 billion of additional depreciation and amortisation in the current year as 3G infrastructure and licences have been brought into use.

Exceptional operating items

Exceptional operating income for the year ended 31 March 2004 of £228 million comprises £351 million of recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be levied, net of £123 million of restructuring costs, principally in Vodafone UK.

Exceptional operating items of £576 million were charged in the year ended 31 March 2003, comprising £485 million of impairment charges in relation to our interests in Japan Telecom and Grupo Iusacell, and £91 million of reorganisation costs relating to the integration of Vizzavi into the Group and related restructuring.

Loss on ordinary activities before interest

Our loss on ordinary activities before interest fell by 21% to £4,333 million due to a reduction in the total operating loss of £1,221 million offset by an increase in the charge for exceptional non-operating items of £98 million.

Exceptional non-operating items

Net exceptional non-operating charges for the year of £103 million principally relate to a loss on disposal of the Japan Telecom fixed line operations. In the prior year, net exceptional non-operating charges of £5 million mostly represented a profit on disposal of fixed asset investments of £255 million, mostly relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, offset by an impairment charge in respect of our investment in China Mobile of £300 million.

Net interest payable

Net interest payable, including our share of the net interest expense of joint ventures and associated undertakings, decreased from £752 million for the year ended 31 March 2003 to £714 million for the year ended 31 March 2004.

Our net interest cost for the current year increased to £499 million, including £215 million (2003: £55 million) relating to potential interest charges arising on settlement of a number of outstanding tax issues, from £457 million for the prior year, and was covered 28 times by operating cash flow plus dividends received from associated undertakings.

Our share of the net interest expense of associated undertakings and joint ventures decreased from £295 million to £215 million, principally as a result of the sale of our stake in Grupo Iusacell.

Taxation

The effective rate of taxation, before goodwill amortisation and exceptional items, for the year ended 31 March 2004 was 30.4% compared with the 35.5% for the year ended 31 March 2003. The rate has fallen principally due to further benefits arising out of the restructuring of the Group’s Italian operations in the prior year, from the current year restructuring of the French operations, a fall in the Group’s weighted average tax rate and benefits from other tax incentives. These benefits have outweighed the absence of the one-off benefit arising from the restructuring of the German group in the previous year.

Basic loss per share

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 14.41p to a loss per share of 13.24p for the year ended 31 March 2004. The loss per share includes a charge of 22.33p per share (2003: 20.62p per share) in relation to the amortisation of goodwill and a charge of 0.01p per share (2003: 0.60p per share) in relation to exceptional items.

Balance sheet

Assets

Intangible fixed assets decreased from £108,085 million at 31 March 2003 to £93,622 million at 31 March 2004, as a result of £13,095 million of goodwill and £97 million of other amortisation charges to the profit and loss account in the 2004 financial year and £2,683 million of exchange movements, partially offset by £1,434 million of goodwill arising on acquisitions made in the 2004 financial year.

Tangible fixed assets decreased from £19,574 million at 31 March 2003 to £18,083 million at 31 March 2004 as a result of £4,362 million depreciation charges in the 2004 financial year and assets disposed with Japan Telecom, offset by £4,751 million of additions during the year.

Our investments in associated undertakings reduced from £25,825 million at 31 March 2003 to £21,226 million at 31 March 2004, mainly as result of £2,830 million of exchange movements and £2,112 million of goodwill amortisation charges in the 2004 financial year.

Other fixed asset investments at 31 March 2004 totalled £1,049 million (2003: £1,164 million) and include our equity interest in China Mobile.

Current assets increased to £13,149 million from £8,591 million principally as a result of the increase in cash and liquid investments following our cash flows in the 2004 financial year.

Liabilities

Our total liabilities increased by only 1.4% over the 2004 financial year.

Equity shareholders’ funds

Total equity shareholders’ funds decreased from £128,630 million at 31 March 2003 to £111,924 million at 31 March 2004. The decrease comprises the loss for the year of £9,015 million (which includes goodwill amortisation of £15,207 million and exceptional items, net of tax and minority interests, of £6 million), equity dividends of £1,378 million, net currency translation losses of £5,292 million, purchase of treasury shares of £1,088 million and £19 million of other movements, offset by the issue of new share capital of £86 million.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Leverage global
scale and scope

Central terminals team in Dusseldorf

Acting globally, thinking locally, has helped Vodafone provide seamless customer service and develop strong supplier relationships. With Vodafone live!™, Vodafone's central terminal specialists worked with manufacturers to integrate the unique Vodafone interface for the most successful global product launch in our history.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

mobile one team in Singapore

Through our Partner Network strategy we are expanding our footprint, strengthening the brand, creating new sources of revenue and improving synergies across the Group. Earlier this year we signed our first Partner in Asia – mobile one in Singapore.

Expand market
boundaries

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Operating and Financial Review continued

Equity dividends

The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2004 financial year, proposed in respect of each financial year.

	Pence per ordinary share
	Year ended		Year ended
	31 March		31 March
	2004		2003
	Pence		Pence

Interim	0.9535		0.7946
Final	1.0780	(1)	0.8983
Total	2.0315		1.6929

(1)	The final dividend for the year was proposed on 25 May 2004 payable on 6 August 2004 to holders of record as of 4 June 2004.

The Company has historically paid dividends semi-annually, with the regular interim dividend payable in February and the regular final dividend payable in August.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments together with the possibilities for debt reductions and share buy backs. Accordingly, the directors are recommending a final dividend of 1.0780 pence per share, bringing the total for the year to 2.0315 pence per share, representing a 20% increase over last year’s total dividend. The Board expects progressively to increase the payout ratio in the future.

Liquidity and capital resources

Cash flows

Operating cash flows increased by 11% over the prior year to £12,317 million, primarily due to the growth in operating profit before goodwill amortisation and exceptional items.

During the year ended 31 March 2004, the Group increased its operating free cash flow by 36% to £7,946 million and generated £8,521 million of free cash flow, as analysed below:

	Year ended	Year ended
	2004	2003
	£m	£m

Net cash inflow from operating activities	12,317	11,142
Purchase of intangible fixed assets	(21)	(99)
Purchase of tangible fixed assets	(4,508)	(5,289)
Disposal of tangible fixed assets	158	109
Net capital expenditure on intangible
and tangible fixed assets	(4,371)	(5,279)

Operating free cash flow	7,946	5,863
Dividends from joint ventures
and associated undertakings	1,801	742
Taxation	(1,182)	(883)
Interest on group debt	31	(475)
Dividends from investments	25	15
Dividends paid to minority interests	(100)	(91)
Net cash outflow for returns on investments
and servicing of finance	(44)	(551)

Free cash flow	8,521	5,171

Capital expenditure and financial investment

The decrease in net cash outflow for capital expenditure and financial investment from £5,359 million for the year ended 31 March 2003 to £4,267 million for the year ended 31 March 2004 was due primarily to the timing of cash payments for tangible fixed assets.

During the year ended 31 March 2004, £21 million was spent on intangible assets, principally in respect of additional GSM spectrum in Italy. Our expenditure on tangible fixed assets reduced by £781 million to £4,508 million during the 2004 financial year, including approximately £1.5 billion spent on 3G network infrastructure.

We expect capitalised tangible fixed asset additions to be approximately £5 billion in the next financial year. Incremental expenditure on 3G infrastructure in the 2005 financial year is expected to represent approximately 35% of total capital expenditure and will be financed through operating cash flows and existing borrowing facilities.

Dividends from associated undertakings and dividends to minority shareholders

Dividends from our associated undertakings are generally paid at the discretion of the Board of directors or shareholders of the individual operating companies and we have no rights to receive dividends, except where specified within certain of the companies’ shareholders’ agreements. Similarly, we do not have existing obligations under shareholders’ agreements to pay dividends to minority interest partners of our subsidiaries, except as specified below.

Included in the dividends received from joint ventures and associated undertakings was an amount of £671 million received from Verizon Wireless. Until April 2005, Verizon Wireless’ distributions are determined by the terms of the partnership agreement distribution policy and comprise income distributions and tax distributions. After the current distribution policy expires, tax distributions will continue and a new distribution policy is expected to be set by the Board of Representatives of Verizon Wireless. In making such policy determinations, the Board shall take into account relevant facts and circumstances including, without limitation, the financial performance and capital requirements of Verizon Wireless. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from our partnership interest until 2015, and in the absence of additional distributions above the level of tax distributions during this period, this will result in a net cash outflow. Under the terms of the partnership agreement, the Board has no obligation to provide for additional distributions above the level of the tax distributions.

Pursuant to changes in shareholder agreements that were effected in December 2003, from 1 January 2004 SFR commenced making scheduled quarterly dividend payments. During the year ended 31 March 2004, cash dividends totalling £802 million were received in respect of SFR’s earnings during the 2002 and 2003 financial years.

Verizon Communications has an indirect 23.1% shareholding in Vodafone Italy and, under the terms of the shareholders’ agreement, can request dividends to be paid, provided that such dividend would not impair the financial condition or prospects of Vodafone Italy including, without limitation, credit ratings. For the year ended 31 March 2004, Verizon Communications represented that it had no intention of requesting a dividend. Should circumstances change, however, and dividends be paid in later periods this may result in material cash outflows. At 31 March 2004, Vodafone Italy had cash on deposit with Group companies of £3,201 million.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Operating and Financial Review continued

Acquisitions and disposals

Net cash outflow from acquisitions and disposals of £1,312 million in the 2004 financial year arose primarily in respect of the business acquisitions of additional stakes in certain existing European subsidiary undertakings and the acquisition of three UK independent service providers, partially offset by the disposal of Japan Telecom. An analysis of the main transactions in the year ended 31 March 2004 is shown below.

£m

Acquisitions:
Vodafone Portugal	(410)
Vodafone Netherlands	(144)
Vodafone Greece	(815)
Singlepoint	(417)
Other acquisitions	(278)
Net cash acquired with subsidiary undertakings	10

Disposals:
Japan Telecom	966
Other disposals	34
Net cash disposed of with subsidiary undertakings	(258)

(1,312)

Share purchase programme

When considering how increased returns to shareholders can be provided in the form of dividends and share purchases, the Board reviews the free cash flow, anticipated cash requirements and gearing of the Group.

On 18 November 2003, we decided to introduce a share purchase programme and allocated £2.5 billion to this programme. Shares have been purchased on market on the London Stock Exchange in accordance with shareholder approval obtained at the Annual General Meeting (“AGM”) in July 2003 which expires at the conclusion of our AGM on 27 July 2004. The maximum share price payable for any share purchase is no greater than 105% of the average of the middle market closing price of our share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares were contracted to be purchased. Purchases are made only if accretive to earnings per share, before goodwill amortisation and exceptional items. In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 issued on 1 December 2003, shares purchased are held in treasury.

For the period from 1 December 2003 to 31 March 2004, 800 million shares for a total consideration of £1.1 billion, including stamp duty and broker commissions, were purchased. The average share price paid, excluding transaction costs, was 135.3 pence compared with the average volume weighted price over the same period of 137.5 pence.

The Board intends to decide the amount to allocate to the share purchase programme on an annual basis at the end of each financial year. In addition to the £1.1 billion already expended, £3 billion of shares are planned to be purchased over the next year, starting in early June 2004, subject to maintenance of credit ratings, superseding the £2.5 billion announced in November 2003.

Because shareholder approval to purchase shares expires on 27 July 2004, this amount is subject to receiving renewed shareholder approval on 27 July 2004 at the AGM. In addition to ordinary market purchases, we currently plan to purchase shares during our close periods.

Funding

As a result of the cash flow items discussed above and £144 million of foreign exchange movements, our consolidated net debt position at 31 March 2004 improved to £8,488 million, from £13,839 million at 31 March 2003. This represented approximately 10% of our market capitalisation at 31 March 2004, compared with 18% at 31 March 2003.

We remain committed to maintaining a solid credit profile, as currently demonstrated by our stable credit ratings of P-1/F1/A-1 short-term and A2/A/A long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

Our credit ratings enable us to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities. We currently have US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to be used to meet short-term liquidity requirements and which were undrawn at 31 March 2004 and 31 March 2003. The commercial paper facilities are supported by $10.4 billion (£5.7 billion) of committed bank facilities, comprised of a $5.5 billion Revolving Credit Facility that matures in June 2004 but which can be extended for one year, and a $4.9 billion Revolving Credit Facility that matures in June 2006.

As at 31 March 2004, no amounts had been drawn under either facility. We also have a ¥225 billion (£1,177 million) fully drawn committed bank facility and other fully drawn bilateral facilities of ¥12.1 billion (£63 million), expiring at various dates until January 2007. Furthermore, Vodafone Egypt, Vodafone Hungary and Vodafone Albania have committed facilities that may only be used to fund their operations totalling £467 million, of which £333 million were drawn.

At 31 March 2004, we had approximately £12.4 billion (pounds sterling equivalent) of capital market debt in issue, with maturity dates from September 2004 to November 2032 and £1.6 billion (pounds sterling equivalent) of term funding, including drawings under the above bank facilities.

We hold our cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of investments at 31 March 2004 were collateralised deposits, money market funds and euro commercial paper.

Pension scheme funding

As at 31 March 2004, the net deficit in our defined benefit pension schemes, calculated under FRS 17, amounted to £103 million (2003: £257 million), comprising a net liability of £165 million (2003: £406 million) offset by a deferred tax asset of £62 million (2003: £149 million). This amount represents less than 0.2% (2003: less than 0.5%) of both our market capitalisation and net assets at that date.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc 17

Provide superior
shareholder returns

3G/GPRS datacard team in Dusseldorf
Through the additional capacity of 3G, we can
deliver more services more profitably. We have
the ability to drive more mobile minutes, deliver
improved high quality content and entertainment
and enable greater productivity through mobilizing
business applications.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Operating and Financial Review continued

Subsequent event

On 25 May 2004, we announced potential additional investments in Japan which could result in cash outflows of up to £2.6 billion. The investments are consistent with our overall strategy.

Outlook Please see “Forward-Looking Statements” on page 43.

For the year ending 31 March 2005

In the coming year, on an organic basis, we anticipate high single-digit average proportionate mobile customer growth, leading to broadly similar growth in proportionate mobile revenues.

Taking into account the necessary investment and costs associated with opening and operating 3G networks, as well as the effects of declines in interconnect rates, we expect the proportionate mobile EBITDA margin to be broadly stable.

As already stated in November 2003, the ongoing impact of the commercial launch of 3G services is expected to increase depreciation and amortisation by around £0.6 billion in the 2005 financial year.

The effective tax rate is expected to be a little higher than the 30.4% for the 2004 financial year due to lower recurring tax benefits, particularly in Italy and the absence of the one-off benefit from restructuring in France, but is subject to the resolution of open issues, planning opportunities, corporate acquisitions and disposals and changes in tax legislation.

For the 2005 financial year, total capitalised fixed asset additions are expected to be around £5 billion, slightly higher than the £4.8 billion for the 2004 financial year, mainly due to deferred investment from that year.

Free cash flow is expected to be around £7 billion, lower than in the 2004 financial year, due to:

the inclusion in that year of:

•	£0.6 billion of one-off receipts from hedging instruments; and

•	£0.2 billion of free cash flow from the fixed line business in Japan which has been sold,

together with higher cash expenditure expected in the 2005 financial year on:

•	approximately £1 billion of additional capital expenditure, mainly due to the unwinding of capital creditors; and

•	tax payments, which are expected to be under £2 billion.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Corporate Social Responsibility

Vodafone is a values-driven company. One of our four Values is Passion for the World Around Us and this has shaped our approach to corporate social responsibility (“CSR”). More recently, we have introduced a new strategic goal of being a responsible business and there is regular reporting of progress against this goal to the Executive Committee. Our approach is underpinned by our Business Principles.

CSR Governance is based around two key committees – the Group Policy Committee, chaired by the Chief Executive, and the Group Operational Review Committee, chaired by the Chief Operating Officer. In addition, the Group Director of Corporate Responsibility reports to the full Board on an annual basis.

Our approach to managing CSR is to integrate it into our business processes. We are making real progress in this area and examples include:

• CSR-related risks to the Group’s short and long-term value are included within the Board’s procedures on internal control and are increasingly embedded throughout our risk management processes;

• Integrating CSR into training programmes for senior executives and adding elements into the global leadership programme where we develop leaders of the future;

• Our operating companies report on a series of key performance indicators for CSR on a quarterly and annual basis. These are presented alongside financial and operational performance measures;

• CSR is included in the long range planning process, allowing operating companies to set long term objectives in relation to Group and locally identified issues.

We continuously refine our approach through engagement with a range of stakeholders. This process helps to identify new risk issues and to develop appropriate responses. For example, during the year we carried out a significant survey of people’s views of our CSR performance and their ranking of relevant CSR issues, across our five largest markets. The survey, conducted by MORI, included over 5,000 interviews with the general public, Vodafone customers and non-governmental organisations. We also surveyed public opinion through 17,000 interviews across all our markets on perceptions of mobile phones and masts, and health issues.

This survey-based approach is coupled with face-to-face meetings with nongovernmental organisations, investors and others, either to discuss general CSR performance or to investigate specific issues such as supply chain management.

Our engagement has indicated that we face a number of priority issues: perceptions of mobile and health, consumer issues such as appropriate access to content for younger users, supply chain management, providing products and services to those with difficulty in accessing telecommunications, and management of environmental impacts, with particular emphasis on reusing and recycling of mobile phones.

We have initiatives in place to address these issues. Some highlights this year include:

•	Launching our Code of Ethical Purchasing and communicating it to our global suppliers. We carried out a pilot CSR assessment of a Panasonic mobile phone factory in Manila;

•	Developing responsible marketing guidelines for our operating companies and introducing content standards for Vodafone live!™;

•	Engaging the global product development community in the identification and promotion of mobile products and services that have high social value. For example, working with our partners in Kenya and Tanzania and with funding support from the UK Government, we are exploring how mobile technology can be used to enable the provision of micro finance services;

•	Increasing the number of operating companies with mobile phone takeback schemes to 13 and collecting approximately 1.5 million phones;

•	Introducing energy efficiency action plans in operations covering over 90% of our customer base, and meeting our target to reuse or recycle 85% of our network equipment waste one year ahead of plan.

In addition, we have created 7 new local charitable foundations, bringing the total to 19, and have invested a total of £22.7 million with The Vodafone Group Foundation, the local foundations or directly in global projects. For more information visit www.vodafonefoundation.org

However, there remain challenges in creating change across a global business. For example, we have not made as much progress as planned in the development of global guidelines for responsible network roll-out. Individual operating companies already have standards and guidelines in place but introducing consistent global guidelines across a wide variety of cultural practices and differing regulatory frameworks has proved very complex. We are determined to continue work in this area and will report progress next year. Our engagement processes, and our approach to these issues, are described in detail in our Group CSR Report for 2003/04 and on our web-site www.vodafone.com/responsibility. Data systems supporting our report have been reviewed by Deloitte & Touche LLP, and our CSR management practices have been assessed and benchmarked by consultants, csrnetwork. Their reports can be found within the Group CSR report.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Energy conservation in Egypt
Since 1999, Vodafone Egypt has developed 70 base station
sites which are powered by solar power, reducing greenhouse
gas emissions.

Be a responsible
business

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

From left to right above

Ken Hydon
Financial Director

Ken Hydon, Financial Director, aged 59, has been a member of the Board of directors since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company and is a member of the Board of Representatives of the Verizon Wireless partnership in the United States. Ken Hydon has recently been appointed a non-executive director of Reckitt Benckiser Plc and Tesco Plc. He will retire from the board on conclusion of the AGM in 2005.	Peter Bamford
Chief Marketing Officer

Peter Bamford, Chief Marketing Officer, aged 50, has been a member of the Board of directors since April 1998. He is responsible for the full range of marketing and commercial activities including brand, product development, content management, Partner Networks and global accounts. He is also responsible for the Group’s operations in the UK & Ireland. Previously, he was Chief Executive, Northern Europe, Middle East & Africa Region. He was Managing Director of Vodafone UK until April 2001. Before joining Vodafone in 1997, Peter Bamford held senior positions with Kingfisher plc and Tesco Plc, and was a director of WH Smith Group Plc.	Arun Sarin
Chief Executive

Arun Sarin, Chief Executive, aged 49, has been a member of the Board of directors since June 1999 and is a member of the Nominations and Governance Committee. He was a director of AirTouch from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He was appointed Chief Executive after the AGM on 30 July 2003. Arun Sarin joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He has also served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc.

Julian Horn-Smith
Group Chief Operating Officer

Julian Horn-Smith, Group Chief Operating Officer, aged 55, has been a member of the Board of directors since June 1996. He was appointed Group Chief Operating Officer on 1 April 2001, having been Chief Executive of Vodafone’s Continental Europe businesses and a director of several of the Group’s overseas operating companies. He is responsible for ensuring the operating performance of Group businesses. Julian Horn-Smith is the Chairman of the Supervisory Board of Vodafone Deutschland GmbH and is a non-executive director of Smiths Group Plc.	Vittorio Colao
Chief Executive, Southern Europe, Middle East & Africa Region

Vittorio Colao, Chief Executive, Southern Europe, Middle East & Africa Region, aged 42, joined the Board of directors on 1 April 2002. He has had responsibility for the Group’s businesses in Southern Europe since April 2001. He spent the early part of his career at McKinsey & Co, where he was a Partner, before joining Omnitel Pronto Italia S.p.A. as its Chief Operating Officer. In 1999, he became the Chief Executive Officer of Omnitel Pronto Italia SpA (now operating as Vodafone Italy). Vittorio Colao is currently a member of the Aspen Institute and non-exectutive director of RAS Insurance in Italy.	Thomas Geitner
Chief Technology Officer

Thomas Geitner, Chief Technology Officer, aged 49, has been a member of the Board of directors since May 2000. He is responsible for Group Technology & Business Intergration and will be leading the implementation of a standardised architecture for business processes, Information Technology and network systems. Prior to joining the Group, he was a member of the Management Board of RWE AG. Thomas Geitner is a member of the Management Board of Vodafone Holding GmbH and Vodafone Deutschland GmbH and a member of the supervisory board of Singulus Technologies AG.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Your Board of Directors

Lord MacLaurin of Knebworth, DL
Chairman

Lord MacLaurin of Knebworth, DL, aged 67, has been a member of the Board of directors since January 1997. He is Chairman of the Nominations and Governance Committee and a member of the Remuneration Committee. Lord MacLaurin was Chairman of Tesco Plc from 1985 to 1997 and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc.	Paul Hazen
Deputy Chairman

Paul Hazen, aged 62, has been a member of the Board of directors since June 1999 and became Deputy Chairman and the Board’s nominated senior non-executive director in May 2000. He is Chairman of the Audit Committee and a member of the Nominations and Governance Committee. He became a director of AirTouch in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. Paul Hazen is also a director of Safeway, Inc., Willis Group Limited, Xstrata AG and E.piphany and he is Chairman of Accel-KKR.	Dr Michael Boskin
Non-Executive Director

Dr. Michael Boskin, aged 58, has been a member of the Board of directors since June 1999 and is a member of the Remuneration Committee and the Audit Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr Boskin is President and CEO of Boskin & Co., an economic consulting company and is also a director of Exxon Mobil Corporation, First Health Group Corp. and Oracle Corporation.

Professor Sir Alec Broers
Non-Executive Director

Professor Sir Alec Broers, aged 65, has been a member of the Board of directors since January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He is President of the Royal Academy of Engineering and a former Vice-Chancellor of Cambridge University. He spent many years with IBM and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. He is also a Foreign Associate of the US National Academy of Engineering. Professor Sir Alec Broers chairs the Vodafone Group Foundation and the Company’s UK pension trustee company. On 1 May 2004 it was announced that Her Majesty the Queen intends to make him a Life Peer in recognition of his contribution to engineering and higher education.	John Buchanan
Non-Executive Director

John Buchanan, aged 61, has been a member of the Board of directors since April 2003. He is a member of the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on that Committee. He retired from the Board of BP in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is the senior independent director of BHP Billiton plc and a non-executive director of AstraZeneca plc.	Penny Hughes
Non-Executive Director

Penny Hughes, aged 44, has been a member of the Board of directors since September 1998, and is the Chairman of the Remuneration Committee. She has held posts with The Coca-Cola Company, Next Plc and Body Shop Plc. She has particular expertise in marketing and has developed experience in many human resource areas, including leadership development, motivation and retention. Penny Hughes is a member of the advisory committee of Bridgepoint Capital Limited and is a non-executive director of Scandinaviska Enskilda Banken AB, Trinity Mirror Group plc and The Gap, Inc.

Sir David Scholey CBE
Non-Executive Director

Sir David Scholey CBE, aged 68, has been a member of the Board of directors since March 1998. He is a member of the Nominations and Governance Committee and the Audit Committee. He is Chairman of Close Brothers Group plc, a non-executive director of Anglo American plc and Chubb Corporation, USA and is an advisor to UBS AG, Mitsubishi Corporation and IBCA-Fitch. Sir David was formerly a director of the Bank of England and a Governor of the British Broadcasting Corporation. He will retire from the Board on conclusion of the AGM in 2005.	Professor Jürgen Schrempp
Non-Executive Director

Professor Jürgen Schrempp, aged 59, has been a member of the Board of directors since May 2000 and is a member of the Nominations and Governance Committee and Remuneration Committee. He has been Chairman of the Board of Management of DaimlerChrysler AG since 1998. From 1995 until 1998 he was Chairman of the Board of Management of Daimler-Benz AG. He was a member of the Supervisory Board of Mannesmann AG until May 2000. Professor Jürgen Schrempp serves on the supervisory board of Allianz AG and is a member of the Board of directors of Richemont SA and Sasol Ltd.	Luc Vandevelde
Non-Executive Director

Luc Vandevelde, aged 53, was appointed to the Board on 1 September 2003 and is a member of the Remuneration Committee. Chairman of Marks & Spencer Group p.l.c., one of the UK’s leading retailers of clothing, foods, homeware and financial services, from 2000 to 2004, he was previously Chairman of Promodes, Vice Chairman of Carrefour, and had held senior European and international roles with Kraft General Foods. Luc Vandevelde is Executive Chairman of Change Capital Partners, a private equity fund, and is a non-executive director of Carrefour SA.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

The Group Executive Committee

The following board members of Vodafone Group Plc are members of the Group Executive Committee:
Arun Sarin (Chairman), Peter Bamford, Vittorio Colao, Thomas Geitner, Julian Horn-Smith, Ken Hydon

Brian Clark
Chief Executive, Asia Pacific Region

Brian Clark, Chief Executive, Asia Pacific Region, aged 55, was appointed to this position, based in Japan, on 1 January 2003. He joined Vodafone in 1997. Prior to joining Vodafone he was Managing Director and Chief Executive Officer of Telkom SA Ltd, South Africa. He is also a non-executive director of National Australia Bank Limited.

Alan Harper
Group Strategy Director

Alan Harper, Group Strategy Director, aged 47, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone Limited, the UK network operating company. He was appointed Group Strategy Director in July 2000. Prior to joining the Group he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Group Operations Committee and Group Policy Committee, a member of the Vodafone D2 Supervisory Board and Chairman of the Vodafone UK Foundation.

Jürgen von Kuczkowski
Chief Executive, Northern Europe Region

Jürgen von Kuczkowski, Chief Executive, Northern Europe Region, aged 63, was appointed to this position on 1 July 2003. He was previously the Chief Executive, Central Europe Region. He joined Mannesmann Mobilfunk GmbH (now Vodafone D2 GmbH) in October 1990 initially as Director of Sales and Distribution and he became Chief Executive Officer in 1994.

Stephen Scott
Group General Counsel and Company Secretary

Stephen Scott, Group General Counsel and Company Secretary, aged 50, was appointed to this position in the Group in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Company’s UK pension trustee company and insurance companies and is a member of the Group Policy Committee.

Phil Williams
Group Human Resources Director

Phil Williams, Group Human Resources Director, aged 53, was appointed to this position in the Group in 1989. In addition to his Human Resources responsibilities, he is the senior Vodafone nominated director on the Board of Vodacom Group (Pty) Limited, the Group's South African associate company. He is also a director of several Group companies, a director of the Group Foundation and the UK pension trustee company. He is a member of the Group Policy Committee. Prior to joining the Group, he was Personnel Director with Costain and Burmah Castrol.

Independent Auditors’ Statement to the
Members of Vodafone Group Plc

We have examined the Annual Review & Summary Financial Statement which comprises the Summary Directors’ Report, Summary of the Board’s Report to Shareholders on Directors’ Remuneration, Summary Consolidated Profit and Loss Account, Summary Consolidated Statement of Recognised Gains and Losses, Summary Consolidated Balance Sheet, Summary Consolidated Cash Flow and notes 1 to 4 to the Annual Review & Summary Financial Statement.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review & Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review & Summary Financial Statement with the Annual Report for the year ended 31 March 2004, and its compliance with the relevant requirements of section 251 of the Companies Act

1985 and the regulations made thereunder. We also read the other information contained in the Annual Review & Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Annual Review & Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the Annual Review & Summary Financial Statement is consistent with the Annual Report of Vodafone Group Plc for the year ended 31 March 2004 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

25 May 2004

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Summary Directors’ Report

The Summary Directors’ Report, the Summary of the Board’s Report to Shareholders on Directors’ Remuneration on pages 27 to 30, and the Summary Financial Statement on pages 32 to 36, are a summary of the information contained in the Vodafone Group Plc Annual Report for the year ended 31 March 2004. This is intended to simplify annual communication with shareholders. This Annual Review & Summary Financial Statement does not contain sufficient information to allow a full understanding of the results of the Vodafone Group and the state of affairs of the Company and the Vodafone Group.

For more detailed information, the Directors’ Report, the full accounts and the Auditors’ Report on those accounts, which was unqualified, contained in the Vodafone Group Plc Annual Report for the year ended 31 March 2004, should be consulted. It is available to view on the Company’s website at www.vodafone.com

Shareholders wishing to receive the Annual Report as well as the Annual Review & Summary Financial Statement in future years should write to the Registrars at the address on page 41. ADS holders should write to The Bank of New York at the address on page 41.

Corporate governance

The directors of the Company support high standards of corporate governance, which are critical to business integrity and to maintaining investors’ trust in the Company. The Company’s Business Principles (the “Business Principles”) define its relationships with its stakeholders and govern how Vodafone conducts its business. Amongst other things, the Business Principles state that the Company expects all its employees to act with honesty, integrity and fairness. The Company also promotes the Business Principles to its associate companies (where Vodafone holds a minority stake) and to its business partners and suppliers.

The Combined Code on corporate governance appended to the UK Listing Authority’s Listing Rules requires companies listed on the London Stock Exchange to make a disclosure statement on the application of the principles of and compliance with the provisions of good governance set out in the Combined Code. During the year, the Financial Reporting Council, which is responsible for maintaining the Combined Code, approved a revised Combined Code taking into account the recommendations of the Higgs Review of the role and effectiveness of non-executive directors and a separate report by Sir Robert Smith in relation to Audit Committees. The revised Combined Code is effective for companies’ financial periods beginning on or after 1 November 2003, and therefore, for the Company, will apply from the financial year beginning on 1 April 2004. For the financial year ended 31 March 2004, the directors confirm that the Company has been in compliance with the provisions of the Combined Code effective for that accounting period.

The Company’s American Depositary Shares are listed on the New York Stock Exchange (“NYSE”) and the Company is therefore subject to the rules of the NYSE as well as US securities laws and the rules of the US Securities and Exchange Commission (“SEC”). In July 2002, the US Congress passed the Sarbanes-Oxley Act which, together with consequent adoption of new rules by the SEC, has introduced a number of changes to the corporate governance requirements on both US domestic companies and non-US registered issuers such as the Company. During 2003, the Company established a Disclosure Committee with responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Financial Director to provide their Certifications of the Annual Report. The Company also adopted a corporate code of ethics for senior financial officers, separate from and additional to the Business Principles. The code of ethics and the Business Principles are available on the Company’s website at www.vodafone.com

The Company has already begun the work required to ensure compliance with section 404 of the Sarbanes-Oxley Act, which will be required in its financial year ending 31 March 2006.

Further information, including a description of how the Company’s corporate governance practices measure against the revised Combined Code, is included in the report on Corporate Governance in the Vodafone Group Plc Annual Report for the year ended 31 March 2004.

Directors

Details of the current members of the Board of directors are shown on pages 22 and 23. Sir Christopher Gent retired as a director at the conclusion of the Annual General Meeting held on 30 July 2003. Luc Vandevelde joined the Board on 1 September 2003.

Committees of the Board

The standing Board committees are the Audit Committee, the Nominations and Governance Committee and the Remuneration Committee. Information regarding the activities of these committees can be found in the report on Corporate Governance in the Annual Report of Vodafone Group Plc for the year ended 31 March 2004. The composition and terms of reference of these committees are published on the Company’s website at www.vodafone.com

Review of the Group’s business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiary, joint venture and associated undertakings is contained elsewhere in this Annual Review.

Dividends

The directors have proposed a final dividend for the year of 1.0780 pence per ordinary share, payable on 6 August 2004 to shareholders on the register of members at close of business on 4 June 2004. An interim dividend of 0.9535 pence per ordinary share was paid during the year, producing a total for the year of 2.0315 pence per ordinary share, a total of approximately £1.4 billion. The Company operates a dividend reinvestment plan, further details of which can be obtained from the Company’s registrars, telephone +44 (0)870 702 0198.

Subsequent events

Details of material subsequent events are contained on page 19.

Directors’ interest in the shares of the Company

The Summary Board Report to Shareholders on Directors’ Remuneration is on pages 27 to 30 of this Annual Review and contains details of the directors’ interests in the Company’s shares.

Corporate Social Responsibility

An overview of the Group’s corporate social responsibity activities is set out on page 20 of this Annual Review. A summary of the Group’s corporate social responsibility policy is contained in the separate Vodafone Group CSR Report 2003/04, which is available to view on the Company’s website at www.vodafone.com

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004 26

Build the best global
Vodafone team

Global Leadership Programme members in Newbury

The Global Leadership Programme aims to identify and develop talented Vodafone people from around the
Group early in their careers who have the potential to become general managers of the future. It offers multifunctional and international experience as well as formal development through an MBA programme.
Our goal is to build the best global team of people who want to lead and inspire others.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Summary of the Board’s Report to Shareholders on Directors’ Remuneration

Introduction

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors. The Committee is chaired by Penny Hughes and its members are Lord MacLaurin, Dr Michael Boskin, Professor Jürgen Schrempp and Luc Vandevelde.

Remuneration policy

At the 2002 AGM, shareholders approved a new remuneration policy (“the Policy”). The Policy was finalised after extensive consultation with shareholders and institutional bodies. This year the Chairman and Chairman of the Remuneration Committee again discussed remuneration matters with the Company’s major shareholders and institutions to keep them informed of the Company’s position.

As a result of this year’s review the Remuneration Committee has concluded that the existing policy continues to serve the Company and shareholders well and will remain in place for the 2005 financial year. The Policy provides a strong link between incentives and the Company’s strategy and sets a framework for remuneration that is consistent with the Company’s scale and scope.

The Policy as approved by shareholders in 2002 is set out below:

The overriding objective of the Policy on incentives is to ensure that Vodafone is able to attract, retain and motivate executives of the highest calibre essential to the successful leadership and effective management of a global company at the leading edge of the telecommunications industry.

To achieve this objective, Vodafone, from the context of its UK domicile, takes into account both the UK regulatory framework, including best practice in corporate governance, shareholder views and political opinion, and the appropriate geographic and nationality basis for determining competitive remuneration, recognising that this may be subject to change over time as the business evolves.

The total remuneration will be benchmarked against the relevant market. Vodafone is one of the largest companies in Europe and is a global business; Vodafone’s policy will be to provide executive directors with remuneration generally at levels that are competitive with the largest companies in Europe. A high proportion of the total remuneration will be awarded through performance-related remuneration, with phased delivery over the short, medium and long term. For executive directors, approximately 80% of the total expected remuneration will be performance-related. Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives.

All medium and long term incentives are delivered in the form of Vodafone shares and options. Executive directors are required to comply with share ownership guidelines.

At the 2004 AGM, shareholders will be invited to vote on the Board’s Report to Shareholders on Directors’ Remuneration. This Annual Review & Summary Financial Statement contains only a summary of the full report, which is set out in the Annual Report of Vodafone Group Plc for the year ended 31 March 2004, a copy of which is available on the Company’s website at www.vodafone.com/investor.

The chart that follows shows the performance of the Company relative to the FTSE 100 Index and the FTSE Global Telecommunications Index, which are the most relevant indices for the Company. It should be noted that the performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

Remuneration structure and performance measures

The structure of remuneration (excluding pensions) for executive directors under the policy, and the performance on which it is based, is illustrated below.

Approximately 80% of the potential remuneration of executive directors (excluding pensions) is delivered through performance contingent incentives. The Remuneration Committee selects performance measures for incentive plans that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders. The performance measures adopted incentivise both operational performance and share price growth.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Summary of the Board’s Report to
Shareholders on Directors’ Remuneration continued

Each element of the reward package focuses on supporting different Company objectives, which are illustrated below:

Element	Purpose	Performance Measure

Base salary	Reflects competitive market	Individual contribution
salary level, role and
individual achievement

Annual deferred	Motivates achievement of	EBITDA, Free cash flow,
share bonus	annual business KPIs	ARPU, Data % of Total
	Provides incentive to co-invest	Service Revenues,
	and achieve medium term KPIs	Customer Satisfaction
	Aligns with Shareholders	Adjusted EPS growth on
deferral

Share Options	Incentivises earnings growth and	Adjusted EPS growth
creation of share price growth
Aligns with Shareholders

Performance	Incentivises share price	Relative Total
shares	and dividend growth	Shareholder Return (TSR)
Aligns with Shareholders

The Policy principles are cascaded, where appropriate, to employees in all subsidiary companies. Base salaries and short-term incentives are benchmarked against relevant peer companies in each market and are targeted to deliver total cash that is at the upper quartile position in the relevant market. Incentive payments conditional on business performance are provided to employees at levels that are competitive in each local market.

Illustration
Under the Policy, total remuneration levels are benchmarked against large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary and short, medium and long term incentives.

Award levels in 2003/04 for the Chief Executive were set to deliver target total remuneration between the top 25% and 10% of the remuneration levels of other chief executives of large European companies. This range was selected to reflect Vodafone’s relative size in this region and to recognise that Vodafone also has significant interests outside the region.

However, awards of short and long term incentives were determined so that this positioning would only be attained if the Company achieves exceptionally demanding performance levels. To deliver this level of remuneration, the Chief Executive received performance shares with a face value of two times salary and options with a face value of eight times salary in 2003. The graph below illustrates the approximate pre-tax long term incentive gains to the Chief Executive that would be achieved based on various Company growth, EPS and TSR performance scenarios:

For example, if the Company’s share price increases by 50% from 145 pence to approximately 219 pence, the Company’s value increases by £50 billion, and there is 50% vesting of long term incentives. The Chief Executive would have a pre-tax gain of just under £5 million, representing less than a tenth of 1% of the total increase in shareholder value.

The awards of performance shares and share options were made to executive directors following the 2003 AGM on 30 July 2003.

Share ownership guidelines
Executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. These guidelines, which were first introduced in 2000, require the Chief Executive to build up over five years a shareholding in the Company of four times base salary and other executive directors to build up a shareholding of three times base salary.

Pensions
Arun Sarin is provided with a defined benefit contribution pension arrangement to which the Company contributes 30% of his base salary. The contribution is held in a notional fund outside the Company pension scheme. Sir Christopher Gent (until his retirement), Julian Horn-Smith, Ken Hydon and Peter Bamford, being UK-based directors, are contributing members of the Vodafone Group Pension Scheme, which is a UK scheme approved by the Inland Revenue.

Peter Bamford, whose benefits are restricted by Inland Revenue earnings limits, also participates in a defined contribution Vodafone Group Funded Unapproved Retirement Benefit Scheme (FURBS) to enable pension benefits to be provided on his base salary above the earnings cap.

In respect of Vittorio Colao, a contribution is made to a defined contribution plan for dirigenti in Italy. Thomas Geitner participates in the Essener Verband Retirement Scheme.

All the plans referred to above provide for benefits on death in service. Further details of the pension benefits earned by the directors in the year to 31 March 2004 can be found on page 30.

Other remuneration matters
Non-executive directors’ remuneration
The remuneration policy of non-executive directors is periodically reviewed by the Board, excluding the non-executive directors. Basic fee levels were increased in July 2003, the previous increase having been made in 2000. No increases are planned in 2004. Details of each non-executive director’s remuneration are included in the table on page 29. Non-executive directors are not eligible to receive awards under any of the Company’s share schemes or other employee benefit schemes, nor does the Company make any contribution to their pension arrangements. The Chairman is entitled to the provision of a fully expensed car or car allowance.

Service contracts and appointment of directors

Executive Directors
Details of the contract terms of the executive directors follow:

	Contract start date	Unexpired term*	Notice period

Arun Sarin	1 April 2003	Indefinite	One year from
1 April 2004

Peter Bamford	1 April 1998	Indefinite	One year

Vittorio Colao	22 July 1996	Indefinite	Up to one year

Thomas Geitner	5 June 2000	To 31 May 2005	Contract expires
31 May 2005

Julian Horn-Smith	4 June 1996	Indefinite	One year

Ken Hydon	1 January 1997	Indefinite	One year

* until normal retirement age

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Summary of the Board’s Report to
Shareholders on Directors’ Remuneration continued

At the time of his appointment to the Board, Thomas Geitner was employed under a fixed term five-year service contract with Mannesmann AG (now Vodafone Holding GmbH) which was the normal contract arrangement for Mannesmann AG board members. Mr Geitner agreed in 2001, without recompense, to accept amended terms which provided that following the expiry of the current contract on 31 May 2005 the new contract would have a one year term.

Executive directors’ service contracts do not provide for termination payments that extend entitlements beyond payments due for the remainder of the contract term.

Non-Executive Directors
After completing an initial three-year term, in March 2003, the Chairman accepted the invitation of the Nominations and Governance Committee and the Board to continue in office. The appointment continues indefinitely and may be terminated by either party on one year’s notice.

Non-executive directors, other than the Chairman, but including the Deputy Chairman, are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation.

Appointment of new Chief Executive and retirement of previous Chief Executive
Sir Christopher Gent formally stepped down as Chief Executive on 30 July 2003. He continued as an adviser, until he retired from the Company on 31 December 2003. Sir Christopher received no severance payment and his entitlements under the incentive and retirement plans in which he participated were determined by the standard rules applicable to retirement.

Sir Christopher received no salary increase in the 2004 financial year, nor did he participate in the short term incentive plan after 30 July 2003.

No long term incentive awards were made to him during 2003/04. In accordance with normal Company policy he received an immediate pension based on his accrued benefit without actuarial penalty or any enhancement. The Remuneration Committee agreed that ownership of Sir Christopher’s company car would transfer to him on retirement.

Arun Sarin commenced employment as Chief Executive Designate on 1 April 2003. He became Chief Executive on 30 July 2003.

Arun Sarin was employed with a basic salary of £1.1 million. The incentives and benefits that formed the remainder of his remuneration package are consistent with the existing executive director remuneration policy described previously and comparable in quantum to those received by Sir Christopher Gent for the year ended 31 March 2003. In accordance with the Company’s normal policy, it was agreed to meet the costs of Mr Sarin relocating to the UK and these costs are included in the benefits column of the Remuneration table. Arun Sarin has entered into a service contract that can be terminated by the Company at the end of an initial term of two years or at any time thereafter on one year’s notice. Arun Sarin is required to give the Company one year’s notice if he wishes to terminate the contract. There are no specific provisions for termination payments under the terms of the service contract.

Remuneration for the year to 31 March 2004

The remuneration of the directors for the year to 31 March 2004 was as follows:
	Salary/fees		Incentive schemes			Benefits			Total
	2004	2003	2004	(1)	2003	2004	(2)	2003	2004	2003
	£000	£000	£000		£000	£000		£000	£000	£000

Chairman
Lord MacLaurin	473	432	–		–	22		31	495	463
Deputy Chairman
Paul Hazen	124	105	–		–	–		–	124	105
Chief Executive
Sir Christopher Gent	425	1,270	429		1,586	11		40	865	2,896
Arun Sarin	1,100	65	1,217		–	879		–	3,196	65

Executive directors
Peter Bamford	733	691	722		843	34		31	1,489	1,565
Vittorio Colao (3)	531	469	651		695	9		9	1,191	1,173
Thomas Geitner (3)	644	556	673		694	35		23	1,352	1,273
Julian Horn-Smith	908	846	950		1,057	39		37	1,897	1,940
Ken Hydon	733	691	776		863	29		28	1,538	1,582

Non-executive directors
Dr Michael Boskin	80	65	–		–	–		–	80	65
Professor Sir Alec Broers	80	65	–		–	–		–	80	65
John Buchanan	80	–	–		–	–		–	80	–
Penny Hughes	90	72	–		–	–		–	90	72
Sir David Scholey	80	65	–		–	–		–	80	65
Professor Jürgen Schrempp	80	65	–		–	–		–	80	65
Luc Vandevelde	50	–	–		–	–		–	50	–
Former directors (4)	541	–	–		–	313		510	854	510

	6,752	5,457	5,418		5,738	1,371		709	13,541	11,904

(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2004. These awards are in relation to the performance achievements above targets in EBITDA, before exceptional items, ARPU, free cash flow, data as a percentage of service revenues and customer satisfaction for the 2003/04 financial year.
(2)	Benefits principally comprise cars and private health and disability insurance. For Arun Sarin, the figure includes £835,000 (gross) to cover the costs of relocating from the US to the UK. The relocation expenses paid covered costs including legal expenses, stamp duty, transportation costs, and other out-of-pocket costs in accordance with normal Company policy.
(3)	Salary and benefits for Vittorio Colao and Thomas Geitner have been translated at the average exchange rate for the year of €1.4442: £1 (2003 : €1.5570: £1).
(4)	Under the terms of the agreement, Sam Ginn, former director of the Company, provides consultancy services to the Group and is entitled to certain benefits. The estimated value of the benefits received by him to 31 March 2004 was £183,000, translated at the average exchange rate for the year of $1.6953 : £1. From 31 July to 31 December 2003 Sir Christopher Gent provided consultancy services to the Company and was entitled to certain benefits. On his retirement on 31 December 2003 his company car was transferred to him and the benefit value is included in the benefits column above. The total value of benefits provided, including the value of the car, was £130,000.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Summary of the Board’s Report to
Shareholders on Directors’ Remuneration continued

Pensions

Pension benefits earned by the directors in the year to 31 March 2004 were:
	Total accrued						Transfer			Employer Allocation/
	benefit at		Change in		Transfer value		value at		Change in transfer	Contribution to
	31 March	(1)	accrued benefit	(1)	at 31 March	(2)	31 March	(2)	value over year less	Defined
	2004		over the year		2003		2004		member contributions	Contribution Plans
Name of Director	£000		£000		£000		£000		£000	£000

Arun Sarin	–		–		–		–		–	330.0
Sir Christopher Gent(3)	701.9		39.9		10,388.9		15,519.8		5,097.1	–
Peter Bamford	23.0		4.0		217.4		275.5		54.7	151.0
Vittorio Colao	–		–		–		–		–	5.5
Thomas Geitner(4)	64.7		19.2		510.7		763.1		252.4	–
Julian Horn-Smith	480.3		83.2		5,962.4		7,498.8		1,506.3	–
Ken Hydon	476.6		52.0		7,864.1		9,129.0		1,240.3	–

(1)	The pension benefits earned by the directors are those which would be paid annually on retirement, on service to the end of the year, at the normal retirement age. Salaries have been averaged over three years where necessary in order to compare with Inland Revenue regulations. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a fund paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Sir Christopher Gent retired from the Board on 30 July 2003 and from the Company on 31 December 2003. In accordance with the standard Rules of the Scheme he received an immediate pension based on his accrued benefit without actuarial reduction or any enhancement. The figures for 2003 and 2004 are not directly comparable due to the different bases of calculation. The 2003 figure is based on service to date and payment at normal retirement age (60). The 2004 figure reflects an additional year of service, an updated pensionable salary, changes in annuity values and immediate payment.
(4)	In respect of Thomas Geitner the amounts as at 31 March 2003 have been translated at the exchange rate at that date of €1.4486: £1. Other amounts in respect of Vittorio Colao and Thomas Geitner have been translated at the 31 March 2004 exchange rate of €1.4955: £1.

Directors’ beneficial interests in shares, share options and long term incentives
Beneficial interests in the ordinary shares of the Company, which includes the interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, are shown below. The following information also summarises the directors’ options under the Vodafone Group Plc Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share

Option Scheme, which are all Inland Revenue approved schemes. The table also summarises the directors’ options and long term incentives under the Vodafone Group Plc Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, which are not Inland Revenue approved. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options.

	Beneficial Interest in shares		Interest in Share Options			Interest in Long Term Incentives

		1 April 2003		Weighted average	1 April 2003		1 April 2003
		or date of		exercise price as	or date of		or date of
	31 March 2004	appointment	31 March 2004	at 31 March 2004	appointment	31 March 2004	appointment

Lord MacLaurin	92,495	94,495	–	–	–	–	–
Arun Sarin	4,844,000	4,844,000	18,646,164	154.0	11,250,000	1,844,863	–
Peter Bamford	290,518	258,336	15,944,430	155.1	12,204,753	2,225,622	1,441,524
Vittorio Colao	643,848	643,848	5,762,813	108.8	3,011,611	1,353,065	694,022
Thomas Geitner	12,350	12,350	14,570,061	160.7	11,196,479	1,812,851	1,016,319
Julian Horn-Smith	1,734,834	1,448,427	19,193,689	149.9	15,794,101	2,810,569	1,822,879
Ken Hydon	2,325,200	1,835,818	15,391,230	156.7	12,695,553	2,225,622	1,441,524
Paul Hazen	360,900	360,900	–	–	–	–	–
Dr Michael Boskin	212,500	212,500	–	–	–	–	–
Professor Sir Alec Broers	19,379	19,099	–	–	–	–	–
Dr John Buchanan	102,000	–	–	–	–	–	–
Penny Hughes	22,500	22,500	–	–	–	–	–
Sir David Scholey	50,000	50,000	–	–	–	–	–
Professor Jürgen Schrempp	–	–	–	–	–	–	–
Luc Vandevelde	20,000	–	–	–	–	–	–

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Summary Consolidated Profit & Loss Account

For the year ended 31 March

	2004		2003
	£m		£m

Total Group turnover:
Group and share of joint ventures and associated undertakings
– Continuing operations	42,920		37,324
– Discontinued operations	818		1,828

	43,738		39,152
Less: Share of joint ventures and associated undertakings	(10,179)		(8,777)

	33,559		30,375

Group turnover (Note 2)
– Continuing operations	32,741		28,547
– Discontinued operations	818		1,828

	33,559		30,375

Operating (loss)/profit
– Continuing operations	(4,842)		(5,052)
– Discontinued operations	66		(243)

	(4,776)		(5,295)
Share of operating profit/(loss) in joint ventures and associated undertakings – continuing operations	546		(156)

Total Group operating loss – Group and share of joint ventures and associated undertakings (Note 2)	(4,230)		(5,451)
Exceptional non-operating items	(103)		(5)

Loss on ordinary activities before interest	(4,333)		(5,456)
Net interest payable and similar items	(714)		(752)

Loss on ordinary activities before taxation	(5,047)		(6,208)
Tax on loss on ordinary activities	(3,154)		(2,956)

Loss on ordinary activities after taxation	(8,201)		(9,164)
Minority interests (including non-equity minority interests)	(814)		(655)

Loss for the financial year	(9,015)		(9,819)
Equity dividends	(1,378)		(1,154)

Retained loss for the Group and its share of joint ventures and associated undertakings	(10,393)		(10,973)

Basic and diluted loss per share	(13.24	)p	(14.41	)p
Dividends per share	2.0315	p	1.6929	p

Summary Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 March

	2004	2003
	£m	£m

Loss for the financial year
Group	(8,996)	(9,049)
Share of joint ventures and associated undertakings	(19)	(770)

	(9,015)	(9,819)

Currency translation
Group	(2,462)	10,484
Share of joint ventures and associated undertakings	(2,830)	(1,445)

	(5,292)	9,039

Total recognised losses relating to the year	(14,307)	(780)

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Summary Consolidated Balance Sheet

At 31 March

		2004	2003
			as restated
		£m	£m

Fixed assets
Intangible assets		93,622	108,085
Tangible assets		18,083	19,574
Investments		22,275	26,989
Investments in associated undertakings		21,226	25,825
Other investments		1,049	1,164

		133,980	154,648

Current assets
Stocks		458	365
Debtors		6,901	7,460
Investments		4,381	291
Cash at bank and in hand		1,409	475

		13,149	8,591
Creditors: amounts falling due within one year		(15,026)	(14,293)

Net current liabilities		(1,877)	(5,702)

Total assets less current liabilities		132,103	148,946

Creditors: amounts falling due after more than one year		(12,975)	(13,757)

Provisions for liabilities and charges		(4,197)	(3,696)

		114,931	131,493

Capital and reserves
Called up share capital		4,280	4,275
Share premium account		52,154	52,073
Merger reserve		98,927	98,927
Own shares held		(1,136)	(41)
Other reserve		713	843
Profit and loss account		(43,014)	(27,447)

Total equity shareholders’ funds		111,924	128,630
Equity minority interests		2,132	1,848
Non-equity minority interests		875	1,015

		114,931	131,493

The Summary Financial Statement was approved by the Board on 25 May 2004 and was signed on its behalf by:

A Sarin	Chief Executive

K J Hydon	Financial Director

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Summary Consolidated Cash Flow

For the year ended 31 March

	2004	2003
		as restated
	£m	£m

Net cash inflow from operating activities (Note 3)	12,317	11,142
Dividends received from joint ventures and associated undertakings	1,801	742
Net cash outflow for returns on investments and servicing of finance	(44)	(551)
Taxation	(1,182)	(883)
Net cash outflow for capital expenditure and financial investment	(4,267)	(5,359)
Net cash outflow from acquisitions and disposals	(1,312)	(4,880)
Equity dividends paid	(1,258)	(1,052)

Cash inflow/(outflow) before management of liquid resources and financing	6,055	(841)
Management of liquid resources	(4,286)	1,384
Net cash outflow from financing	(700)	(150)

Increase in cash in the year	1,069	393

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	1,069	393
Cash (inflow)/outflow from (increase)/decrease in debt	(280)	165
Cash outflow/(inflow) from increase/(decrease) in liquid resources	4,286	(1,384)

Decrease/(increase) in net debt resulting from cash flows	5,075	(826)
Net debt acquired on acquisition of subsidiary undertakings	(7)	–
Net debt disposed on disposal of subsidiary undertakings	194	–
Translation difference	144	(826)
Premium on repayment of debt	(56)	(157)
Other movements	1	4

Decrease/(increase) in net debt in the year	5,351	(1,805)
Opening net debt	(13,839)	(12,034)

Closing net debt	(8,488)	(13,839)

Analysis of net debt
Liquid investments	4,381	291

Cash at bank and in hand	1,409	475
Bank overdrafts	(42)	–

	1,367	475

Debt due within one year	(2,000)	(1,323)
Debt due after one year	(12,100)	(12,994)
Finance leases	(136)	(288)

	(14,236)	(14,605)

	(8,488)	(13,839)

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Notes to the Summary Financial Statement

1 Basis of preparation

Statutory financial information

The results have been prepared on a basis required by applicable accounting standards. Full accounts for the year ended 31 March 2004, incorporating an unqualified auditors’ report, will be filed with the Registrar of Companies following the Company’s Annual General Meeting, to be held on 27 July 2004.

Change in accounting policy

During the financial year, the UK Accounting Standards Board issued UITF 38 “Accounting for ESOP Trusts” which supersedes UITF 13 and requires presentation of an entity’s own shares held in an ESOP trust to be deducted in arriving at shareholders’ funds, as opposed to being recognised as assets. The Group has adopted UITF 38 in the preparation of its Consolidated Financial Statements for the year ended 31 March 2004 and has restated its balance sheet at 31 March 2003 and statement of cash flows for the year ended 31 March 2003. The impact of adopting UITF 38 was to reduce investments and shareholders’ funds by £41 million as at 31 March 2003.

2 Segmental analyses

The Group’s business is principally the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and the Vizzavi joint venture, until 29 August 2002.

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the UK & Ireland, which now form their own region. The results below are presented in accordance with the new regional structure.

The results of the Japan Telecom fixed line business, which has been disposed of, are analysed as discontinued operations and prior periods’ analyses are restated to reflect this business as discontinued.

	Group turnover(1)		Total Group operating profit/(loss)

	2004	2003	2004	2003
	£m	£m	£m	£m
Mobile telecommunications
UK & Ireland	5,504	4,655	1,360	1,326
Northern Europe	7,353	6,177	3,192	2,512
Southern Europe	9,776	8,051	3,299	2,495
Americas	–	5	1,393	1,219
Asia Pacific	8,785	8,364	1,212	1,421
Middle East & Africa	297	290	273	197

	31,715	27,542	10,729	9,170
Other operations
Europe	947	854	(59)	(138)
Asia Pacific (2)	897	1,979	79	149

	33,559	30,375	10,749	9,181

Subsidiary undertakings			8,091	7,076
Share of joint ventures and associated undertakings			2,658	2,105

Goodwill amortisation			(15,207)	(14,056)
Exceptional operating items (3)			228	(576)

Total Group operating loss			(4,230)	(5,451)

(1)	The analysis of Group turnover represents turnover of the Company and its subsidiary undertakings and is stated net of intercompany turnover.

(2)	Includes the following amounts in relation to discontinued operations: Turnover (year ended 31 March 2004: £818 million; year ended 31 March 2003: £1,828 million), total Group operating profit before goodwill amortisation and exceptional items (year ended 31 March 2004: £66 million; year ended 31 March 2003: £162 million).

(3)	Includes the following amounts in relation to discontinued operations: year ended 31 March 2004: £nil; year ended 31 March 2003: £(405) million.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Notes to the Summary Financial Statement continued

3 Reconciliation of operating loss to net cash inflow from operating activities
	2004	2003
	£m	£m

Operating loss	(4,776)	(5,295)
Exceptional items	(228)	496
Depreciation	4,362	3,979
Amortisation of goodwill	13,095	11,875
Amortisation of other intangible fixed assets	98	53
Loss on disposal of tangible fixed assets	89	109

	12,640	11,217

Working capital movements	(238)	(52)
Payments in respect of exceptional items	(85)	(23)

Net cash inflow from operating activities	12,317	11,142

4 Summary of differences between UK and US GAAP

The results for the year have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2004. The effects of these differing accounting principles are as follows:

	2004		2003
	£m		£m

Revenues from continuing operations in accordance with UK GAAP	32,741		28,547
Adjustments	(5,088)		(6,131)

Revenues from continuing operations in accordance with US GAAP	27,653		22,416

Net loss in accordance with UK GAAP	(9,015)		(9,819)
Adjustments	888		764

Net loss in accordance with US GAAP	(8,127)		(9,055)

US GAAP basic and diluted loss per ordinary share	(11.93	)p	(13.29	)p

Equity shareholders’ funds in accordance with UK GAAP	111,924		128,630
Adjustments	13,105		11,806

Shareholders’ equity in accordance with US GAAP	125,029		140,436

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Five Year Summary

Profit and loss
	2004	2003 (1)	2002 (1)	2001 (1)	2000 (1)
	£m	£m	£m	£m	£m

Group Turnover	33,559	30,375	22,845	15,004	7,873

Total Group operating profit before goodwill amortisation and exceptional items	10,749	9,181	7,044	5,204	2,538

(Loss)/profit on ordinary activities before taxation	(5,047)	(6,208)	(13,539)	(8,086)	1,351

Tax on (loss)/profit on ordinary activities	(3,154)	(2,956)	(2,140)	(1,426)	(632)

(Loss)/profit on ordinary activities after taxation	(8,201)	(9,164)	(15,679)	(9,512)	719

	Pence	Pence	Pence	Pence	Pence

Basic (loss)/earnings per share (2)	(13.24)	(14.41)	(23.77)	(16.09)	2.00

Adjusted earnings per share (2) (3)	9.10	6.81	5.15	3.54	4.90

Dividends per share (2)	2.0315	1.6929	1.4721	1.4020	1.3350

Balance sheet
	£m	£m	£m	£m	£m

Fixed assets	133,980	154,648	153,429	154,180	150,732

Other net liabilities	(19,049)	(23,155)	(20,034)	(6,780)	(8,623)

Total net assets	114,931	131,493	133,395	147,400	142,109

Equity shareholders’ funds	111,924	128,630	130,540	144,979	140,589

Cash flow
	£m	£m	£m	£m	£m

Net cash inflow from operating activities	12,317	11,142	8,102	4,587	2,510

Free cash flow	8,521	5,171	2,365	(13,278)	276

Proportionate information (4)
	£m	£m	£m	£m	£m

Proportionate turnover	39,446	33,926	29,799	22,016	10,951

Proportionate EBITDA before exceptional items	15,114	12,679	10,093	6,955	3,375

	Number	Number	Number	Number	Number

Proportionate customers	133,421,000	119,709,000	101,136,000	82,997,000	39,139,000

(1)	Restated to reflect the adoption of UITF 38 “Accounting for ESOP Trusts” during the year ended 31 March 2004 and FRS 19 ‘Deferred taxation’ during the year ended 31 March 2002.

(2)	Earnings per share and dividend information has been restated for the capitalisation (bonus) issue on 30 September 1999.

(3)	Adjusted earnings per share is calculated before goodwill amortisation and exceptional items.

(4)	Certain financial information is presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP. Proportionate financial information is not presented in the Group’s Annual Report for the year ended 31 March 2004.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest.Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of intercompany turnover. Proportionate EBITDA is defined as operating profit before exceptional items and depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004
38

Summary of Mobile Telecommunications
Customer Information At 31 March 2004

				Registered		Controlled Venture
		Venture		Proportionate	Registered	Vodafone live!™
	Percentage (1)	Customers	(2)	Customers	Prepaid (3)	Customers	(5)(6)
Country	Ownership	(thousands)		(thousands)	(%)	(thousands)

UK & Ireland
UK	100.0%	14,095		14,095	60%	1,535
Ireland	100.0%	1,864		1,864	72%	234

Total		15,959		15,959	61%	1,769

				Registered		Controlled Venture
		Venture		Proportionate	Registered	Vodafone live!™
	Percentage (1)	Customers	(2)	Customers	Prepaid (3)	Customers	(5)(6)
Country	Ownership	(thousands)		(thousands)	(%)	(thousands)

Northern Europe
Germany	100.0%	25,012		25,012	51%	2,358
Hungary	87.9%	1,428		1,255	82%	91
Netherlands	99.9%	3,403		3,399	57%	183
Sweden	100.0%	1,438		1,438	34%	109
Belgium	25.0%	4,351		1,088	59%	–
France	43.9%	14,370		6,309	46%	–
Poland	19.6%	5,740		1,126	54%	–
Switzerland	25.0%	3,838		960	37%	–

Total		59,580		40,587	51%	2,741

				Registered		Controlled Venture
		Venture		Proportionate	Registered	Vodafone live!™
	Percentage (1)	Customers	(2)	Customers	Prepaid (3)	Customers	(5)(6)
Country	Ownership	(thousands)		(thousands)	(%)	(thousands)

Southern Europe
Italy	76.8%	21,137		16,232	92%	1,024
Albania	99.7%	528		527	97%	–
Greece	99.4%	3,678		3,655	68%	274
Malta	100.0%	161		161	91%	5
Portugal	100.0%	3,248		3,248	72%	214
Spain	100.0%	9,705		9,705	57%	625
Romania	20.1%	3,672		738	63%	–

Total		42,129		34,266	78%	2,142

				Registered		Controlled Venture
		Venture		Proportionate	Registered	Vodafone live!™
	Percentage (1)	Customers	(2)	Customers	Prepaid (3)	Customers	(5)(6)
Country	Ownership	(thousands)		(thousands)	(%)	(thousands)

Asia Pacific
Japan	69.7%	14,951		10,427	9%	–
Australia	100.0%	2,486		2,486	55%	56
New Zealand	100.0%	1,607		1,607	79%	89
Fiji	49.0%	114		56	92%	–
China	3.3%	150,256		4,913	66%	–

Total		169,414		19,489	61%	145

					Registered		Controlled Venture
			Venture		Proportionate	Registered	Vodafone live!™
	Percentage	(1)	Customers	(2)	Customers	Prepaid (3)	Customers	(5)(6)
Country	Ownership		(thousands)		(thousands)	(%)	(thousands)

Americas
United States(4)	44.4%		38,909		17,257	6%	–

Total			38,909		17,257	6%	–

				Registered		Controlled Venture
		Venture		Proportionate	Registered	Vodafone live!™
	Percentage (1)	Customers	(2)	Customers	Prepaid (3)	Customers	(5)(6)
Country	Ownership	(thousands)		(thousands)	(%)	(thousands)

Middle East & Africa
Egypt	67.0%	2,872		1,924	81%	45
South Africa	35.0%	9,725		3,404	85%	–
Kenya	35.0%	1,529		535	99%	–

Total		14,126		5,863	86%	45

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc
39

			Registered			Controlled Venture
	Venture		Proportionate	Registered		Vodafone live!™
	Customers	(2)	Customers	Prepaid	(3)	Customers	(5)(6)
	(thousands)		(thousands)	(%)		(thousands)

Vodafone Group

Total	340,117		133,421	56%		6,842

(1)	All ownership percentages are stated as at 31 March 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.
(2)	A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment / billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).
(3)	Prepaid customer percentages are calculated on a venture basis.
(4)	The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2004. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.
(5)	Vodafone Japan rebranded its J-Sky service to Vodafone live!™ on 1 October 2003. The handsets do not yet incorporate the full Vodafone live!™ experience so have been excluded from the table. At 31 March 2004 there were 13.0 million registered Vodafone live!™ customers in Japan.
(6)	The table only includes Vodafone live!™ venture customers in our controlled operations. At 31 March 2004, there were an additional 0.7 million Vodafone live!™ venture customers in our non-controlled associated undertakings.

Partner Networks denoted by

A1	Austria
MTC-Vodafone	Bahrain
VIPnet	Croatia
Cytamobile-Vodafone	Cyprus
TDC Mobil	Denmark
Radiolinja Eesti	Estonia
elisa mobile	Finland
Og Vodafone	Iceland
MTC-Vodafone	Kuwait
Bité	Lithuania
LUXGSM	Luxembourg
mobile one	Singapore
si.mobil	Slovenia

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Shareholder Information

Financial calendar 2004/05

Annual General Meeting (see below)	27 July 2004

Interim results announcement	16 November 2004

Preliminary announcement of full year results	24 May 2005

Listings

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange. In addition, the Company’s ordinary shares were listed on the Frankfurt Stock Exchange until 23 March 2004.

ADSs, each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADRs.

Report to ADS holders

ADS holders receive the Annual Review & Summary Financial Statement issued to holders of ordinary shares. A copy of the Annual Report is available on the Company’s website or may be obtained by writing to the Investor Relations Department, Vodafone Group Plc, Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Vodafone Group Plc will file with the Securities and Exchange Commission in the US its Annual Report on Form 20-F (which corresponds to the 10-K for a US corporation) and other information as required.

Dividends

Set out below is information relevant to the final dividend for the financial year ended 31 March 2004.

Final

Ex-dividend date	2 June 2004

Record date	4 June 2004

DRIP election date	16 July 2004

Dividend payment date	6 August 2004*

* Payment date for both ordinary shares and ADSs.

Dividend Payment Methods

Holders of ordinary shares can:

• have cash dividends paid direct to a bank or building society account;

• have cash dividends paid in the form of a cheque; or

• elect to use the cash dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that this is paid directly to the shareholder’s bank or building society account via BACS. This avoids the risk of cheques being lost in the post, and means the dividend will be in that shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

Please contact our Registrars for further details.
Holders of ADSs can:

• have cash dividends paid direct to a bank account; or

• have cash dividends paid by cheque; or

• elect to have the dividends reinvested to purchase additional Vodafone ADSs (see next column for contact details).

Dividends and ADS holders

Holders of ADRs evidencing ADSs are generally eligible for all dividends or other entitlements attaching to the underlying shares of Vodafone Group Plc and receive cash dividends in US dollars.

The US and UK previously agreed a Double Taxation Convention which entered into force in 1980 (the “Old Treaty”) and recently agreed a replacement Double Taxation Convention which entered into force in March 2003 (the “New Treaty”). The New Treaty is generally effective in respect of taxes withheld at source for amounts paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, took effect for UK purposes for individuals on 6 April 2003(1 April 2003 for UK companies) and took effect, for US purposes, on 1 January 2004. The rules of the Old Treaty remained applicable until these effective dates. However, a taxpayer may elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

Under the Old Treaty, a US holder (other than corporations who together with assocated corporations hold more than 10% of the voting shares of Vodafone Group Plc) was in principle entitled to receve a tax credit from the UK Inland Revenue. However, as the required withholding tax was equal to the UK tax credit, no credit was repayable.

Under the New Treaty, a US holder is not entitled to a tax credit from the UK Inland Revenue. However, a dividend received by a US holder is generally not subject to any withholding tax by the UK.

A US holder is subject to federal income tax on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits. Dividends paid to a non-corporate US holder in tax years beginning after31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the holder meets certain holding period requirements. Dividends paid by the Company will generally be qualified dividend income.

Dividends and any related UK tax credit available are income from sources outside the United States and are generally "passive income" or "financial services income" to the holder for Federal income tax purposes and these types of income are treated separately for the purposes of computing any allowable foreign tax credit. ADS holders unsure of their tax position should consult their independent tax adviser.

Dividend reinvestment

The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These shares are purchased on their behalf by the Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free on +1 (800) 233 5601, or write to The Bank of New York, Shareholder Relations Department, Global BuyDIRECT, P.O. Box 1958, Newark, New Jersey 07101-1958, USA.

For calls from outside the US, call +1 (610) 382-5315. Please note that this number is not toll-free.

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Shareholder Information continued

Telephone share dealing

A telephone share dealing service is available for holders of ordinary shares with the Company's Registrars. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays on telephone number +44 (0) 870 702 0198.

Detailed terms and conditions are available on request by calling +44 (0) 870 703 0084.

Postal share dealing

A postal share dealing service is available for holders of ordinary shares with 1,000 shares or less who want either to increase their holding or sell their entire holding.

Further information about this service can be obtained from the Company's Registrars on +44 (0) 870 702 0198.

Registrars and transfer office

The Company’s ordinary share register is maintained by Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH England. Telephone: +44 (0) 870 702 0198.

Holders of ordinary shares who are resident in Ireland now have a facility to contact the Registrar directly at Computershare Investor Services (Ireland) Limited, P.O. Box 9742, Dublin 18, Ireland. Telephone: 0818 300 999 or Fax: 01 216 3151 or by Email: web.queries@computershare.ie

Any queries about the administration of holdings of ordinary shares, such as change of address or ownership or dividend payments, should be directed to the Company’s Registrars at the relevant address or telephone number immediately above. Holders of ordinary shares may also check details of their shareholding, subject to passing an identity check, on the Registrar’s web site at www.computershare.com

The Depositary Bank for the Company’s ADR programme is The Bank of New York, Investor Relations Dept, P.O. Box 11258, Church St. Station, New York NY 10286-1258 USA. Telephone: +1 (800) 233 5601 (Toll free).

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com

Online Shareholder Services

www.vodafone.com/investor

•	Register to receive electronic shareholder communications. Benefits to shareholders and the Company include faster receipt of communications such as annual reports and cost and time savings for Vodafone. Electronic shareholder communications are also more environmentally friendly.

•	View a webcast of the Annual General Meeeting of the Company on 27 July 2004 and up to one month after this date.

•	View and/or download the Annual Report of Vodafone Group Plc for the year ended 31 March 2004 and the Annual Review & Summary Financial Statement 2004.

•	Check the current share price.

•	Calculate the value of your holding and look up the historic share price on a particular day.

•	Calculate dividend payments.

•	Use interactive tools to value your holding and chart Vodafone ordinary share price changes against indices.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s web site at www.vodafone.com/news

Registering for Vodafone News will enable you to:

•	be alerted by free SMS as soon as news breaks;

•	download the latest news direct to your mobile;

•	have news automatically e-mailed to you; and

•	receive Vodafone View which is part of Vodafone News. The Company uses this service to provide further clarification on any issue that arises in respect of which a Stock Exchange announcement or press release is not required but on which the Company has a view.

Annual General Meeting

The twentieth AGM of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 27 July 2004 at 10.45 am.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Review & Summary Financial Statement.

The AGM will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com – on the day of the meeting and for one month after the end of the meeting.

To find out more about the AGM and how to view the webcast, visit www.vodafone.com/investor and follow the AGM links.

Holders of ordinary shares at 31 March 2004

Number of ordinary shares held	Number of accounts	% of total issued shares

1 – 1,000	461,540	0.21

1,001 – 5,000	117,560	0.37

5,001 – 50,000	34,072	0.67

50,001 – 100,000	1,863	0.19

100,001 – 500,000	1,746	0.58

More than 500,000	2,432	97.98

	619,213	100.00

Over 98% of the Company’s ordinary shares are held by institutional investors or corporate bodies. As at 24 May 2004, 11.6% of the Company’s ordinary shares were held in the form of ADSs.

Geographical analysis of shareholders

At 31 March 2004, approximately 53.25% of the Company’s shares were held in the UK, 28.37% in North America, 14.89% in Europe (excluding the UK) and 3.49% in the Rest of the World.

Consolidation of ordinary share accounts

Shareholders whose total registered shareholding is represented by more than one account, evidenced by the receipt of duplicate copies of communications from the Company to shareholders, and who wish to have their holdings consolidated should send an appropriate letter of instruction to the Company’s Registrars.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Shareholder Information continued

Share Price History (ordinary shares)

Upon flotation of the Company on 11 October 1988 the ordinary shares were valued at 170p each. On 16 September 1991, when the Company was finally demerged, for UK taxpayers the base cost of Racal Electronics Plc shares was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332p for each Vodafone share and 223p for each Racal Electronics Plc share.

On 21 July 1994, the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333p and 22.133p, respectively.

The share price at 31 March 2004 was 128.75p (31 March 2003:113.0p). The share price on 24 May 2004 was 135.5p.

ShareGift

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686).

Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN (Telephone: +44 (0) 20 7337 0501).

The Unclaimed Assets Register

The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Leconfield House, Curzon Street, London W1J 5JA (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Registered Office

The registered office of the Company is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England (Telephone. +44 (0) 1635 33251).

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain of the non-GAAP measures included in this Annual Review & Summary Financial Statement is shown below. Additional reconciliations between GAAP and non-GAAP measures can be found on pages 11 and 15.

Non-GAAP measure

Group EBITDA, before exceptional items

Total Group operating profit (before goodwill amortisation and exceptional items)

Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items)

Operating free cash flow

Free cash flow

Adjusted earnings per share

Proportionate turnover

Proportionate EBITDA, before exceptional items

Effective rate of taxation before goodwill amortisation and exceptional items

Equivalent GAAP measure

Operating loss

Total Group operating loss

Loss on ordinary activities before taxation

Net cash inflow from operating activities

Net cash inflow from operating activities

Earnings per share

Statutory turnover

Loss for the financial year

Tax on loss on ordinary activities as a percentage of loss on ordinary activities before taxation

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live!™ and other new or existing products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties; the ability to integrate our operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services; the results of Vodafone’s brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; off-balance sheet arrangements; contractual obligations; mobile penetration and coverage rates; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•	greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services;

•	the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower customer growth or reduced customer retention;

•	the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•	changes in the projected growth rates of the mobile telecommunications industry;

•	the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of recently acquired companies;

•	future revenue contributions of both voice and non-voice services offered by the Group;
•	lower than expected impact of GPRS, 3G and Vodafone live!™ and other new or existing products, services or technologies on the Group’s future revenues, cost structure and capital expenditure outlays;

•	the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live!™ and other new or existing products, services or technologies in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•	greater than anticipated prices of new mobile handsets;

•	the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance and may affect the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions;

•	changes in the regulatory framework in which the Group operates, including possible action by European or US National Regulatory Authorities or by the European Commission regulating rates the Group is permitted to charge;

•	the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	the possibility that new marketing campaigns or efforts are not an effective expenditure;

•	the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the cost position;

•	changes in exchange rates, including particularly the exchange rate of the pound sterling to the euro, US dollar and the Japanese yen;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications;

•	changes in statutory tax rates and profit mix which would impact the weighted average tax rate;

•	changes in tax legislation in the jurisdictions in which the Group operates;

•	final resolution of open issues which might impact the effective tax rate;

•	timing of tax payments relating to the resolution of open issues; and,

•	loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors and Legal Proceedings – Risk Factors” contained in the Annual Report of Vodafone Group Plc for the year ended 31 March 2004. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

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Vodafone Group Plc Annual Review & Summary Financial Statement 2004

Notes

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Annual Review & Summary Financial Statement 2004 Vodafone Group Plc

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Follow the
leader
vodafone

Registered in England No. 1833679

Tel: +44 (0) 1635 33251
Fax: +44 (0) 1635 45713
www.vodafone.com

Printed in the United Kingdom

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 14, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary